FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of April, 2003

Commission File Number 1-11080

                       THE ICA CORPORATION HOLDING COMPANY
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                 (Translation of registrant's name into English)

                                Mineria No. #145
                                11800 Mexico D.F.
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F...X...  Form 40-F.......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes.......     No...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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[ICA LOGO]                                                         PRESS RELEASE
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For more information contact:

Dr. Jose Luis Guerrero                                     in the United States:
(5255) 5272-9991 x2060                                     Zemi Communications
jose.guerrero@ica.com.mx


Lic. Paloma Grediaga                                       Daniel Wilson
(5255) 5272-9991 x3470                                     (212) 689-9560
paloma.grediaga@ica.com.mx                                 d.b.m.wilson@zemi.com



     ICA CLARIFIES NEWS REPORTS REGARDING COMPLIANCE WITH TAX OBLIGATIONS


Mexico City, April 23, 2003 - Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, wishes to clarify certain facts related to the award of the El Cajon hydroelectric project, in compliance with the National Banking and Securities Commission (CNBV) regulation dated March 20, 2003.

Certain recent news reports contain allegations that the two ICA subsidiaries that are members of the CIISA (Constructora Internacional de Infraestructura, S.A. de C.V.) consortium that was awarded the El Cajon project were not in compliance with their tax obligations at the time of the award. The two subsidiaries are Ingenieros Civiles Asociados, S.A. de C.V. and Promotora e Inversora ADISA, S.A. de C.V. (PIADISA). These reports are incorrect.

The Large Taxpayers Office of the SAT also issued a ruling dated April 11, 20031 to Ingenieros Civiles Asociados stating that the draft document
330-SAT-III-3-a-02-2444, to which several of the news stories refer, is not a legally valid document, and does not represent an administrative action.

The Large Taxpayers Office of the Tax Administration Service (SAT) notified Ingenieros Civiles Asociados and PIADISA, by means of two rulings dated March 24, 20032 that they were current in their provisional payment declarations, and current for the periods from January 2000 through February 2003, with the exception of the fiscal year 2002, which were not yet due.

These rulings are attached as reference.

In addition, with respect to the news item published April 21, 2003 by the paper Milenio Diario, Empresas ICA would like to clarify that, according to its books and records, and the information of its lawyers, there is no evidence of any document soliciting clarification of its tax status from the Local Tax Administration for the Central Area of the Federal District.

--------
1 330-SAT-III-2003-2977
2 330-SAT-III-2-a-03-2273 and 330-SAT-III-2-a-03-2272

The award of the El Cajon project to CIISA has been in strict compliance with the relevant legal requirements. The two subsidiaries that are participating in the consortium, and which have been the subject to these inaccurate press accounts, have complied with their tax obligations. The Federal Electricity Commission (CFE), the Ministry of Finance and Public Credit (SHCP), the Comptroller's Office (SECODAM), and CIISA have all adhered strictly to current legal requirements for public bidding procedures, and the award of El Cajon has taken place in full compliance with legal and institutional norms.

 This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Founded in 1947, ICA has completed construction and engineering projects in 21 countries. ICA's principal business units include Civil Construction and Industrial Construction. Through its subsidiaries, ICA also develops housing, manages airports and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights. www.ica.com.mx





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                          ANNEXES TO THE PRESS RELEASE

                           English Language Summaries

     1. Letter 330-SAT-III-2003-2977 issued by the Large Taxpayers Office of the Secretaria de Hacienda y Credito Publico ("SAT") on April 11, 2003.

This letter contains an official answer to some questions made by Ingenieros Civiles Asociados, S.A. de C.V. in connection with the legal validity of draft document 330-SAT-III-3-a-02-2444. The SAT responds that draft document 330-SAT-III-3-a-02-2444 is not a legally valid document and that it does not represent an administrative action.

This summary omits the rules and regulations mentioned in the letter as the basis for the SAT's response and the text of the notification deed contained in the letter.

     2.   Letter 330-SAT-III-2-a-03-2272 issued by the SAT on March 24, 2003.

This letter contains an official statement by which the SAT informs Promotora e Inversora ADISA, S.A. de C.V. that it is current in the filing of its provisional tax returns for the period between January 2000 and February 2003, with the exception of the tax return corresponding to fiscal year 2002, which is not yet due.

This summary omits the rules and regulations mentioned in the letter as the basis for the SAT's statement, as well as certain other disclaimers made by the SAT.

     3.   Letter 330-SAT-III-2-a-03-2273 issued by the SAT on March 24, 2003.

This letter contains an official statement by which the SAT informs Ingenieros Civiles Asociados, S.A. de C.V. that it is current in the filing of its provisional tax returns for the period between January 2000 and February 2003, with the exception of the tax return corresponding to fiscal year 2002, which is not yet due.

This summary omits the rules and regulations mentioned in the letter as the basis for the SAT's statement, as well as certain other disclaimers made by the SAT.


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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2003


                                             Empresas ICA Sociedad Controladora,
                                              S.A. de C.V.

                                             /s/ JOSE LUIS GUERRERO
                                             ----------------------
                                             Name:  Dr. Jose Luis Guerrero
                                             Title: Vice President, Finance